Exhibit 99.2

Dr. Reddy’s Laboratories Ltd.

8-2-337, Road No. 3, Banjara Hills,

Hyderabad - 500 034, Telangana,
India.

CIN : L85195TG1984PLC004507

Tel      : +91 40 4900 2900

Fax     : +91 40 4900 2999

Email : mail@drreddys.com

www.drreddys.com

August 6, 2022

National Stock Exchange of India Ltd. (Scrip Code: DRREDDY-EQ)

BSE Limited (Scrip Code: 500124)

Dear Sirs,

Sub: Intimation under Regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 - Schedule of Analyst / Institutional Investor Meetings

This is to inform you that the Company’s management will be participating in the following investor conferences for group and one-on-one meetings:

Date	Conferences	Venue
10th August, 2022	Emkay Confluence – Ideas for a $ 5trn Economy	Mumbai, India
10th August, 2022	Pharma Conference – Path to The Next Normal	Mumbai, India

Please note that the schedule of the aforesaid meetings is subject to change due to any exigencies on the part of investors / Company.

This is for your information.

Thanking you.

Yours faithfully,

For Dr. Reddy’s Laboratories Limited

/s/ K Randhir Singh
K Randhir Singh

Company Secretary & Compliance Officer

CC:- New York Stock Exchange Inc.(Stock Code :RDY)

         NSE IFSC Ltd